Execution Version
Exhibit 2.1
CONTRIBUTION AGREEMENT
ENERGYCO, LLC
June 1, 2007

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Table of Contents
(continued)

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CONTRIBUTION AGREEMENT
THIS CONTRIBUTION AGREEMENT (this “Agreement”) is made and entered into as of the 1st day of June, 2007 (the “Effective Date”), by and among ENERGYCO, LLC, a Delaware limited liability company (the “Company”); PNM RESOURCES, INC., a New Mexico corporation (“PNMR”); and ECJV HOLDINGS, LLC, a Washington limited liability company (“ECJV”).
W I T N E S S E T H
WHEREAS, PNMR and ECJV are the members of the Company, each owning a 50% member interest in the Company;
WHEREAS, Altura Power L.P., a Texas limited partnership and indirect wholly owned Subsidiary of PNMR (“Altura LP”), owns and operates the two unit lignite-fired electric generating plant known as Twin Oaks Power Station, located in Robertson County, Texas, from which it generates and sells electric power;
WHEREAS, PNMR owns 100% of the member interests in Altura Energy, LLC, a Delaware limited liability company (“Altura”);
WHEREAS, Altura owns a 99.9% limited partner interest in Altura LP and owns 100% of the member interests Altura Power GP, LLC, a Delaware limited liability company (“Altura GP”), and Altura GP owns a 0.1% general partner interest in Altura LP; and
WHEREAS, PNMR desires to contribute Altura to the Company as an additional capital contribution; and
WHEREAS, contemporaneously with such capital contribution by PNMR, ECJV desires to make an additional cash capital contribution to the Company in an amount equal to fifty percent (50%) of the fair market value of the capital contribution by PNMR.
NOW, THEREFORE, FOR AND IN CONSIDERATION of the premises, the mutual promises and agreements contained herein, and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:
ARTICLE 1
DEFINITIONS
Section 1.1 Defined Terms. For the purposes of this Agreement, the following terms shall have the following meanings. In addition, all terms of an accounting character not specifically defined herein have the meanings assigned thereto by the Financial Accounting Standards Board and “GAAP” (as hereinafter defined).

“Accountant” is defined in Section 2.3(a)(iii).
“Agreement” is defined in the preamble hereto.
“Altura” means Altura Energy, LLC, a Delaware limited liability company.
“Altura GP” means Altura Power GP, LLC, a Delaware limited liability company.
“Altura GP Operating Agreement” means the limited liability company operating agreement of Altura GP dated January 6, 2006.
“Altura LP” means Altura Power L.P., a Texas limited partnership.
“Altura LP Agreement” means the limited partnership agreement of Altura LP dated January 9, 2006.
“Altura Operating Agreement” means the limited liability company operating agreement of Altura dated January 6, 2006.
“Balance Sheet Date” is defined in Section 4.1(l).
“Bank” means Wells Fargo Bank, National Association, its successors or assigns.
“Benefit Plans” is defined in Section 4.1(k)(i).
“Books and Records” is defined in Section 4.1(q).
“Business Day” means a day, other than a Saturday or a Sunday, on which commercial banks are open for business with the public in New York, New York or Albuquerque, New Mexico.
“Capital Expenditure” means any additions to or replacements of property, plant and equipment included in the Facility that would be capitalized by Altura in accordance with GAAP.
“Cascade” means Cascade Investment, L.L.C., a Washington limited liability company.
“Casualty” means any damage to or destruction of all or any portion of the Facility, including, as a result of fire, lightning, wind, rain, hail, ice, snow, freezing, earthquake, earth movement, flood, or acts of terrorism, where the cost of restoring the Facility to the same quality and condition as prior to the Casualty is likely to exceed Two Million Dollars ($2,000,000).
“CERCLA” means the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. §§ 9601 et seq., as it exists on the Closing Date.
“Claim” is defined in Section 8.4(b).
“Claim Notice” is defined in Section 8.4(b).

“Closing” is defined in Section 6.4.
“Closing Date” means the date of the PNMR Contribution and the ECJV Cash Contribution and shall be the same as the Effective Date.
“Closing Net Working Capital Adjustment” is defined in Section 2.3(a)(iv).
“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto.
“Company” is defined in the preamble hereto.
“Consent” means any consent, approval, notification, waiver, or other similar action that is necessary or convenient.
“Contract” means any enforceable contract, agreement, arrangement, commitment, letter of intent, memorandum of understanding, heads of agreement, promise, obligation, right, instrument, document, or other similar understanding.
“Credit Facility” means the revolving line of credit and letter of credit facility from the Bank to the Company to be entered into prior to the Closing Date contemplated by that certain Commitment Letter from the Bank to Cascade dated February 9, 2007.
“Credit Facility Guaranty” means the unconditional guaranty of the obligations of the Company under the Credit Facility to be entered into jointly and severally by Cascade and ECJV in favor of the Bank.
“Direct Claim” is defined in Section 8.4(b).
“ECJV” is defined in the Preamble hereto.
“ECJV Cash Contribution” means the capital contribution from ECJV to the Company described in Section 2.2 hereof.
“ECJV Issuance” is defined in Section 3.2.
“Effective Date” means the date of this Agreement set forth in the preamble hereto.
“Environmental Laws” means applicable federal, state, and local laws governing the protection of the environment, the storage, handling, and use of Hazardous Materials, the generation, processing, treatment, storage, transport, disposal or other management of Hazardous Materials of any kind, including CERCLA; the Resource Conversation and Recovery Act; the Emergency Planning and Community Right-to-Know Act of 1986; the Hazardous Substances Transportation Act; the Solid Waste Act; the Clean Water Act; the Clean Air Act; the Toxic Substances Control Act; the Safe Water Drinking Water Act; the Occupational Safety and Health Act; any analogous Texas environmental health or safety statute; and all regulations, policies and published administrative guidances adopted in respect of or promulgated under the foregoing laws.

“ERCOT” means the Electric Reliability Council of Texas, Inc., a Texas non-profit corporation, or its successor, as applicable.
“ERISA” is defined in Section 4.1(k)(i).
“Facility” means the two unit lignite-fired electric generating plant known as Twin Oaks Power Station, located in Robertson County, Texas, taken as a whole or any portion thereof.
“Facility Employees” is defined in Section 4.1(k)(vi).
“Final Closing Working Capital” is defined in Section 2.3(a)(iii).
“Financial Statements” is defined in Section 4.1(l).
“Fuel Agreement” is defined on Schedule 4.1(j)(i).
“Fuel Agreement Guaranty” is defined on Schedule 4.1(j)(i).
“GAAP” means generally accepted accounting principles in the United States.
“Governmental Body” means any legislature, agency, bureau, branch, department, division, commission, court, tribunal, magistrate, justice, multi-national organization, quasi-governmental body, or other similar recognized organization or body of any federal, state, county, municipal, local, or foreign government or other similar recognized organization or body exercising similar powers or authority.
“Hazardous Materials” means any chemical, material, substance or waste that is defined, listed, limited, prohibited or regulated as a hazardous material, substance or waste under applicable Environmental Laws.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Indemnified Party” is defined in Section 8.4(a).
“Indemnifying Party” is defined in Section 8.4(a).
“Initial Closing Working Capital” is defined in Section 2.3(a)(i).
“Initial Closing Working Capital Statement” is defined in Section 2.3(a)(i).
“J. Aron Guaranty” is defined on Schedule 4.1(j)(i).
“J. Aron PPA” is defined on Schedule 4.1(j)(i).

“Knowledge” is defined in Section 9.6.
“Law” means any law (statutory, common, or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, executive order, or other similar authority enacted, adopted, promulgated, or applied by any Governmental Body, each as amended and now in effect.
“Liability” means any liability or obligation, whether known or unknown, asserted or unasserted, absolute or contingent, matured or unmatured, conditional or unconditional, latent or patent, accrued or unaccrued, liquidated or unliquidated, or due or to become due.
“Lien” means any of the following: mortgage; lien (statutory or other); other security agreement, arrangement or interest; hypothecation, pledge or other deposit arrangement; assignment; charge; levy; executory seizure; attachment; garnishment; encumbrance (including any easement, exception, reservation or limitation, right of way, and the like); conditional sale, title retention, voting agreement or other similar agreement, arrangement, device or restriction; the filing of any financial statement under the Uniform Commercial Code or comparable law of any jurisdiction; or any option, equity, claim or right of or obligation to any other Person of whatever kind and character; provided, however, that the term “Lien” excludes any of the foregoing to the extent created by this Agreement or the Operating Agreement.
“Losses” is defined in Section 8.2.
“Material Adverse Effect” means any material adverse effect on the business, properties, assets or condition, financial or otherwise, or results of operations of Altura and its Subsidiaries, taken as a whole, but excluding (1) any change (or changes taken together) or effect generally affecting the electric industry as a whole and not affecting Altura or its Subsidiaries materially differently from other like facilities, (2) any change (or changes taken together) or effect resulting from changes in wholesale or retail markets for electric power, including changes in the cost of fuels or the pricing of electrical power, (3) any change (or changes taken together) or effect resulting from the markets for fuel, (4) any change (or changes taken together) in, or effect on, the North American, national, regional or local transmission system, (5) any change (or changes taken together) or effect which is cured (including by the payment of money) before the Closing Date, (6) any order of or action by any Governmental Body applicable to providers of generation, transmission or distribution of electricity generally that imposes restrictions, regulations or other requirements thereon, (7) any change (or changes taken together) or effect resulting from action or inaction by a Governmental Body with respect to a regional transmission operator, an independent system operator or retail access in Texas, or (8) changes in laws, rules or regulations of general applicability or interpretation thereof by courts or any Governmental Body. Any determination as to whether any condition or other matter has a Material Adverse Effect shall be made only after taking into account all effective insurance coverage and effective indemnifications with respect to such condition or matter.
“Material Contracts” is defined in Section 4.1(j).
“Net Working Capital” means the difference between the consolidated current assets and the consolidated current liabilities of a Person, excluding the current portion of assets or liabilities recorded for the fair value of existing power purchase agreements (J. Aron PPA and the PPA), in each case determined in accordance with GAAP applied consistently in the manner applied in the financial statements for such Person.

“Notices” is defined in Section 9.2.
“Operating Agreement” means the Operating Agreement of the Company dated January 8, 2007, as amended from time to time.
“Order” means any writ judgment, decree, injunction or similar order of any Governmental Body (in each case whether preliminary or final).
“Owned Property” is defined in Section 4.1(s)(ii)(2).
“Pension Plans” is defined in Section 4.1(k)(i).
“Periodic Taxes and Expenses” is defined in Section 6.2.
“Permits” means any approvals, authorizations, consents, licenses, permits, variances or certificates from any Governmental Body necessary to own, operate or maintain the Facility, including all approvals, authorizations, consents, licenses, permits, registrations or certificates required under Environmental Laws, zoning and subdivision laws, ordinances and regulations, and building codes and regulations.
“Permitted Liens” means (a) liens for Taxes, water, sewage, license, Permit, inspection or other similar fees or charges not yet due and payable or that are listed on Schedule 4.1 (m) as being contested in good faith by appropriate proceedings; (b) mechanics’, workers’, materialmen’s, suppliers’ or similar liens incurred in the ordinary course of business related to the Facility, the Owned Property or the assets of Altura LP, for amounts either not overdue for a period of more than 30 days or that are listed on Schedule 4.1 (m) as being contested in good faith by appropriate proceedings; (c) the title exceptions set forth in the Title Policies as Schedule B exceptions; (d) Liens in existence as set forth on Schedule 4.1(m) of this Agreement; (e) Liens securing indebtedness or obligations created by the Credit Facility or the Reimbursement Agreement; (f) Liens arising solely by order of a court or tribunal or other governmental authority (or by any agreement of similar effect) so long as such Lien is being contested in good faith and any appropriate legal proceedings that may have been initiated for review of such order have not been finally terminated or the period within which such proceeding may be initiated has not expired and that are listed on Schedule 4.1 (m); (g) applicable zoning and building regulations and ordinances from time to time in effect that do not materially impair the use of the Facility in the ordinary course of business; (h) easements, encumbrances, restrictions, defects or irregularity of title that do not materially impair the use of the Facility in the ordinary course of business; and (i) Liens arising by reason of security for payment of worker’s compensation or other insurance.
“Person” means an individual, partnership, limited liability company, corporation, trust, unincorporated association, joint stock company or other entity or association.

“PNMR” is defined in the preamble hereto.
“PNMR Contribution” is defined in Section 2.1.
“PNMR Issuance” is defined in Section 3.1.
“Postal Service” is defined in Section 9.2.
“PPA” is defined on Schedule 4.1(j)(i).
“PPA Guaranty” is defined on Schedule 4.1(j)(i).
“Pre-Closing Tax Period” is defined in Section 6.1(a).
“Proceeding” is defined in Section 8.4(b).
“Proposed Expansion” means a third solid fuel fired electric generating unit to be built at a site adjacent to or near the Facility that would have a generating capacity of approximately 600 megawatts, subject to receipt of necessary regulatory approvals or permits.
“Proration Periods” is defined in Section 6.2.
“Prudent Utility Practices” means any of the practices, methods and acts engaged in or approved by a significant portion of the electric utility industry, including power generation companies, in the geographic region covered by ERCOT (or any successor entity) during the relevant time period, or any of the practices, methods or acts which, in the exercise of reasonable judgment in light of the facts known at the time the decision was made, could have been expected to accomplish the desired result at a reasonable cost consistent with good business practices, reliability, safety and expedition. Prudent Utility Practice is not intended to be limited to the optimum practice, method or act to the exclusion of all others, but rather to be acceptable practices, methods or acts generally accepted in the ERCOT region.
“PSA” means that certain Purchase and Sale Agreement by and among Twin Oaks Power, LP, Twin Oaks Power III, LP, Sempra Energy and Altura Power L.P. and PNM Resources, Inc. dated as of January 14, 2006, as amended by that certain First Amendment to Purchase and Sale Agreement dated as of April 18, 2006.
“PSA Closing” means the closing of April 18, 2006 of the transactions under the PSA.
“PSA Guaranty” means the guaranty by PNMR of the “Purchaser’s Guaranteed Obligations” (as such term is defined in the PSA) under the PSA.
“Real Property Interests” has the meaning given to such term in the PSA.
“Reimbursement Agreement” means the reimbursement agreement and related collateral security documents to be entered into by and among the Company, Cascade and ECJV prior to the Closing Date to provide for the reimbursement to Cascade and ECJV of any amounts paid by Cascade or ECJV to the Bank under the Credit Facility Guaranty.

“Release” means release, spill, leak, discharge, dispose of, pump, emit, empty, inject, leach, dump or allow to escape into or through the environment.
“Remediation” means any of the following activities required by a Governmental Body or otherwise undertaken by a party in the exercise of its reasonable judgment, to the extent such activities relate to or arise from the presence of Hazardous Materials at, on, over or under the Owned Property (including the soil, air or groundwater): (a) monitoring, investigation, testing, cleanup, containment, capping, remediation, removal, transporting off-Site for disposal, disposal, mitigation, response or restoration work, and any operation, maintenance, repair or replacement of any structures, equipment, containment material or the like installed or constructed on the Owned Property pursuant to any remediation work, including any removal and replacement of underground or aboveground structures or utilities; (b) obtaining any Permits from any Governmental Body necessary to conduct any such work; (c) preparing and implementing any plans or studies for such work; and (d) any other activities reasonably necessary, appropriate or required under Environmental Laws to address the presence of Hazardous Materials at, on, over or under the Owned Property (including the soil, air or groundwater) or any portion thereof
“Resolution Period” is defined in Section 2.3(a)(ii).
“Securities Act” means the Securities Act of 1933, as amended.
“Services Agreement” means the Services Agreement entered into by the Company and PNMR Services Company dated January 8, 2007, as may be amended from time to time.
“Site” means the real property on which the Facility is located and includes any and all easements, appurtenances and hereditaments thereto. Any reference to the Site shall include, by definition, the surface and subsurface elements, including the soils and groundwater present at the Site, and any reference to items “at the Site” shall include all items “at, on, in, upon, over, across, under and within” the Site.
“Subsidiary” means, with respect to any Person: (a) any corporation of which more than 50% of the total voting power of all classes of the equity interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors is owned by such Person directly or through one or more other Subsidiaries of such Person and (b) any Person other than a corporation of which at least a majority of the equity interest (however designated) entitled (without regard to the occurrence of any contingency) to vote in the election of the governing body, partners, managers or others that will control the management of such entity is owned by such Person directly or through one or more other Subsidiaries of such Person.
“Subsidiary Governing Documents” means the Altura Operating Agreement, the Altura GP Operating Agreement, and the Altura LP Agreement.

“Target Initial Working Capital” means the Net Working Capital set forth in Schedule 2.3(a)(iv) attached hereto as determined on an adjusted fair market value basis by the Valuation Firm.
“Tax Period” is defined in Section 6.1(a).
“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“Taxes” means any federal, state, local or foreign taxes, assessments, interest, penalties, deficiencies, fees and other governmental charges or impositions, including all income, gross receipts, withholding, unemployment compensation, social security, payroll, sales, use, transfer, excise, privilege, property, ad valorem, franchise, license, school and any other tax or similar governmental charge or imposition under the laws of the United States, or any state or municipal or political subdivision thereof or any foreign country.
“Third Party Claim” defined in Section 8.4(b).
“Title Policies” means the “Title Policies” issued to Altura LP pursuant to the PSA.
“Transferring Parties” means PNMR, Altura, Altura GP and Altura LP.
“Valuation Firm” means Navigant Consulting in their capacity as the firm that conducted the fair market value assessment of the Facility as of December 31, 2006, which assessment was dated January 15, 2007.
Section 1.2 Other Defined Terms. Other terms used in this Agreement are defined in the context in which they are used and have the meanings there stated. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Operating Agreement.
ARTICLE 2
CAPITAL CONTRIBUTIONS
Section 2.1 Contribution of Altura by PNMR
Subject to the terms and conditions of this Agreement, on the Closing Date, PNMR shall make a capital contribution to the Company of all of its right, title and interest in and to 100% of the membership interests in Altura (the “PNMR Contribution”).
Section 2.2 ECJV Cash Contribution. Subject to the terms and conditions of this Agreement, on the Closing Date ECJV shall contribute as a capital contribution to the Company, and the Company shall accept from or on behalf of ECJV, cash in the amount of fifty percent (50%) of the fair market value of the PNMR Contribution. The parties agree that the fair market value of the PNMR Contribution is $553,800,000 in the aggregate, and that the amount of the ECJV Cash Contribution shall be 50% of such amount (the “ECJV Cash Contribution”), subject to adjustment as provided in Section 2.3 below. ECJV shall make the ECJV Cash Contribution by wire transfer of immediately available Federal funds to an account or accounts designated by or on behalf of the Company.

Section 2.3 Working Capital Adjustments.
(a) Closing Date Adjustment.
(i) As soon as practicable, but in no event later than 45 days following the Closing Date, PNMR shall prepare and deliver (or cause to be prepared and delivered) to ECJV and the Company a calculation (the “Initial Closing Working Capital Statement”) of the Net Working Capital of Altura and its Subsidiaries, on a consolidated basis, as of the close of business on the Closing Date, provided, that in the event the Closing Date does not occur on the last calendar day of a month, such Initial Closing Working Capital Statement will be prepared as of the close of business on the last calendar day of the month immediately preceding the Closing Date (as so determined, the “Initial Closing Working Capital”).
(ii) ECJV and the Company shall have 30 days to review the Initial Closing Working Capital Statement, together with the work papers used in the preparation thereof. ECJV, the Company and PNMR shall have reasonable access during normal business hours to all relevant personnel, work papers, trial balances and other financial information to the extent necessary or useful to complete the review of the Initial Closing Working Capital Statement. Unless ECJV delivers written notice to PNMR on or prior to the 30th day after delivery of the Initial Closing Working Capital Statement specifying in reasonable detail the amount, nature and basis of any disputed items, it shall be deemed to have accepted and agreed to the calculation of the Initial Closing Working Capital. If ECJV notifies PNMR of an objection to the calculation of the Initial Closing Working Capital, ECJV and PNMR shall, within 20 days (or such longer period as the parties may agree in writing) following such notice (the “Resolution Period”), attempt to resolve the differences and any mutually agreed resolution by them as to any disputed amounts shall be final, binding and conclusive (absent manifest error) on the parties.
(iii) If, at the conclusion of the Resolution Period, there are any amounts remaining in dispute, then such amounts remaining in dispute shall be resolved by the independent certified public accountants selected to service the account of the Company (the “Accountant”). If the Accountant’s resolution of the amount in dispute results in a reduction of more than 5% in the amount that must be paid by ECJV pursuant to subsection (iv) below or an increase of more than 5% in the amount that must be paid by PNMR pursuant to subsection (iv) below, the cost of the Accountant’s review shall be paid by PNMR. If the Accountant’s resolution of the amount in dispute results in an increase of more than 5% in the amount that must be paid by ECJV pursuant to subsection (iv) below or a decrease of more than 5% in the amount that must be paid by PNMR pursuant to subsection (iv) below, the cost of the Accountant’s review shall be paid by ECJV. If neither of the preceding two sentences applies, the cost of the Accountant shall be paid by the Company. The term “Final Closing Working Capital” shall mean the definitive Initial Closing Working Capital agreed to (or deemed to be agreed to) by PNMR and ECJV or resulting from the determinations made by the Accountant pursuant to the procedures set forth in this Section 2.3.

(iv) If the Final Closing Working Capital (A) exceeds the Target Initial Working Capital, ECJV shall pay an amount equal to fifty percent (50%) of the excess in cash to the Company as an additional capital contribution (any such amount to be distributed to PNMR); or (B) is less than the Target Initial Working Capital, PNMR shall pay an amount equal to fifty percent (50%) of the difference in cash to the Company (to be returned to ECJV) (the payments contemplated by this Section 2.3(a)(iv) are referred to as the “Closing Net Working Capital Adjustment”) and shall be paid by wire transfer of immediately available funds within five (5) Business Days of the determination of the Final Closing Working Capital to an account designated in writing by or on behalf of the applicable party.
Section 2.4 Distributions to PNMR. The parties to this Agreement consent and agree that the proceeds of the ECJV Cash Contribution shall be distributed to PNMR immediately upon receipt thereof by the Company on the Closing Date, and the Company agrees to cause such distribution to PNMR to occur.
ARTICLE 3
ISSUANCE OF UNITS
Section 3.1 Issuance of Units to PNMR. On the Closing Date in exchange for the PNMR Contribution, the Company shall issue to PNMR 250,000 Class A Units (the “PNMR Issuance”).
Section 3.2 Issuance of Units to ECJV. On the Closing Date, in exchange for the ECJV Contribution, the Company shall issue to ECJV 250,000 Class B Units (the “ECJV Issuance”).
ARTICLE 4
REPRESENTATIONS AND WARRANTIES
Section 4.1 Representations and Warranties of PNMR. PNMR hereby represents and warrants to the Company as follows:
(a) Organization and Good Standing.
(i) PNMR is a corporation duly organized, validly existing and in good standing under the laws of the State of New Mexico.
(ii) Each of Altura and Altura GP is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Altura and Altura GP is duly qualified to transact business as a foreign limited liability company and is in good standing in each jurisdiction in which the character of its properties or the nature of its business makes such qualification necessary, except where the failure to so qualify or to be in good standing would not reasonably be expected to have a Material Adverse Effect.

(iii) Altura LP is a limited partnership duly formed, validly existing and in good standing under the laws of the State of Texas. Altura LP is duly qualified to transact business as a foreign limited partnership and is in good standing in each jurisdiction in which the character of its properties or the nature of its business makes such qualification necessary, except where the failure to so qualify or to be in good standing would not reasonably be expected to have a Material Adverse Effect.
(b) Authority; Valid Transfer. PNMR has all necessary power and authority to execute, deliver and perform this Agreement. The execution, delivery and performance of this Agreement have been duly authorized by all necessary action on the part of PNMR. Subject to the terms and conditions of this Agreement, PNMR will transfer to the Company at the Closing, and after giving effect to such transfer, the Company will own all of PNMR’s right, title and interest in and to 100% of the membership interests in Altura, free and clear of any Liens other than any restrictions on subsequent transfers arising under any applicable federal or state securities laws.
(c) Binding Effect. This Agreement has been duly executed and delivered by PNMR and constitutes a valid, binding and legal obligation of PNMR enforceable in accordance with its terms.
(d) No Default. None of the execution and delivery of this Agreement by PNMR, the performance of its obligations hereunder or the disclosure of information regarding the Transferring Parties and the Facility to ECJV, Cascade or the Valuation Firm does or will: (i) violate or result in any breach of any provision of PNMR’s Articles of Incorporation or Bylaws or any of the Subsidiary Governing Documents; (ii) subject to obtaining any necessary regulatory approval set forth on Schedule 4.1(d), violate or conflict with any applicable Law or Order of any Governmental Body having jurisdiction over any of the Transferring Parties or any of their respective assets; or (iii) require any Consent, Order, or Permit of any Governmental Body having jurisdiction over any of the Transferring Parties or any of their respective assets other than as set forth as Schedule 4.1(d).
(e) Litigation.
(i) Except as set forth on Schedule 4.1(e)(i), there is no litigation, action, suit, arbitration, or mediation pending, or to PNMR’s Knowledge, threatened by or against PNMR, which, if adversely decided, individually or in the aggregate, would have a material adverse effect on the transactions contemplated by this Agreement, PNMR’s performance of its obligations hereunder or have a Material Adverse Effect.
(ii) Except as set forth on Schedule 4.1(e)(ii), there is no litigation, action, suit, arbitration, or mediation pending, or to PNMR’s Knowledge, threatened by or against Altura or any of its Subsidiaries, which, if adversely decided, individually or in the aggregate would have a Material Adverse Effect.

(f) Compliance with Laws. To the Knowledge of PNMR, other than matters listed on Schedule 4.1(f)(i) hereto, since the PSA Closing, Altura and its Subsidiaries have complied with all Laws applicable to the operation of the businesses of Altura and its Subsidiaries, except to the extent non-compliance with any such Laws would not have a Material Adverse Effect. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, Altura LP possesses all Permits necessary to enable it to own and operate the Facility as currently operated and to sell energy from the Facility. Schedule 4.1(f)(ii) sets forth a true, accurate and complete list of all material Permits applicable to the Facility.
(g) Taxes.
(i) All Tax Returns required to be filed by Altura or any of its Subsidiaries, or by PNMR to the extent attributable to Altura or its Subsidiaries, for all periods ending on or prior to the Closing Date have been or will be timely filed (after giving effect to any applicable extensions) and all Taxes shown to be due on such Tax Returns have been or will be accurately determined and timely paid, and each of Altura and its Subsidiaries is current in the payment and remittance of all Taxes (whether or not shown on any Tax Return). Except as set forth on Schedule 4.1(g), none of Altura or its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return. No assessments or notices of deficiency or other communications have been received by PNMR, Altura or its Subsidiaries with respect to any Tax Return relating to Altura or its Subsidiaries that have not been paid or discharged, and no amendments or applications for refund have been filed or are planned with respect to any such Tax Return.
(ii) PNMR (to the extent attributable in any way to Altura or any of its Subsidiaries), Altura and its Subsidiaries have withheld or collected and remitted (or will withhold or collect and remit) all Taxes required to be withheld or collected and remitted by such parties in connection with any amounts paid or owning to any employee, independent contractor, creditor, equity holder or other third party for the period prior to the Closing Date.
(iii) None of Altura, Altura LP or Altura GP is a party to any agreement or arrangement relating to the sharing or allocation of liability for Taxes.
(iv) Other than any required treatment of Altura LP as a partnership (1) Altura and its Subsidiaries have, since their respective formations, been properly characterized as an entity that is disregarded as an entity separate from its owner for federal, state and local Tax purposes, and (2) no Person has made an election pursuant to Treasury regulations section 301.7701-3(c) (or comparable state or local law) to treat Altura or any of its Subsidiaries as anything other than, or otherwise taken any action inconsistent with the treatment of Altura and its Subsidiaries as, disregarded entities for any federal, state or local Tax purposes.

(v) None of Altura or its Subsidiaries has waived any statute of limitations in respect of Taxes.
(vi) None of Altura or its Subsidiaries has any Liability for the Taxes of any other Person under Treasury Regulations section 1.1502-6 (or any similar provision of state or local law), as a transferee or successor, by contract or otherwise.
(h) Business of Altura. (i) Since the dates of formation of Altura and each of its Subsidiaries, the acquisition, ownership and operation of the Facility and any development activity with respect to the Proposed Expansion and actions related or incidental thereto have been the only business activities of Altura and its Subsidiaries.
(ii) Except as set forth on Schedule 4.1(h), the assets owned, leased or licensed by Altura LP that collectively constitute the Facility are all of the material assets in accordance with Prudent Utility Practice that are necessary for the ownership, operation and maintenance of the Facility as a two unit 305 MW lignite-fired electric generating plant as currently operated and maintained by Altura LP, subject to ordinary wear and tear and to maintenance and repair in accordance with Prudent Utility Practice No Casualty has occurred at the Facility since the PSA Closing.
(i) Subsidiaries. Altura GP and Altura LP are the only direct or indirect Subsidiaries of Altura, and Altura does not own any equity interest in any entity other than Altura GP and Altura LP. All the outstanding membership interests or partnership interests of each of Altura, Altura GP and Altura LP have been validly issued and are fully paid and nonassessable and are owned by PNMR, Altura or Altura GP, as the case may be, free and clear of all Liens except for restrictions on subsequent transfers under any applicable federal or state securities laws. Altura LP does not own any equity interest in any other entity, and Altura GP does not own any equity interest in any entity other than Altura LP.
(j) Material Contracts. Schedule 4.1(j)(i) hereto contains a list of all the Contracts entered into or assumed by Altura, Altura GP or Altura LP, and all of the Contracts entered into or assumed by PNMR that relate to the Facility, Altura or its Subsidiaries including, (i) all power purchase agreements, electricity transmission agreements and electricity interconnection agreements, (ii) any Contract the performance of which would reasonably be expected to involve the receipt of or payment by the Transferring Parties in excess of an aggregate amount of $500,000.00 per year or in excess of $1,000,000 over the remaining term of such Contract and which is not cancelable or subject to termination by the applicable Transferring Party on giving not more than 90 days notice of cancellation or termination or (iii) any Contract which involves the pledge or transfer of any material asset of Altura or its Subsidiaries (collectively, the “Material Contracts”). True and correct copies of all Material Contracts have been delivered or made available to ECJV. All Material Contracts are in full force and effect with respect to the Transferring Party that is a party thereto and to PNMR’s

Knowledge, the other parties thereto. Since the PSA Closing, to PNMR’s Knowledge there has not occurred any default or event which, with notice or lapse of time, or both, would constitute a default by Altura or any of its Subsidiaries, or by any other party to any such Material Contract, that would permit termination or modification of such Material Contract. Except as disclosed in Schedule 4.1(j)(i), none of the Transferring Parties has received notice (and has no Knowledge) that any party to any Material Contract intends to cancel or terminate any such agreement. Subject to obtaining the Consents listed on Schedule 4.1(j)(ii), the transactions contemplated by this Agreement will not violate, breach or give rise to a default under any Material Contract or other material obligation of any of the Transferring Parties or by which their respective assets are bound.
(k) Employee Benefit Plans.
(i) Schedule 4.1(k)(i) contains a list of all “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), currently maintained or contributed to by any of the Transferring Parties as of the Effective Date for the benefit of any officers or employees of Altura or it Subsidiaries (the “Pension Plans”) and all “employee welfare benefit plans” (as defined in Section 3(1) of ERISA), bonus, stock option, stock purchase, deferred compensation plans or arrangements and other employee fringe benefit plans currently maintained, or contributed to, by any of the Transferring Parties as of the Effective Date for the benefit of any officers or employees of Altura or its Subsidiaries (all the foregoing, including the Pension Plans, being herein called “Benefit Plans”).
(ii) Altura and its Subsidiaries are not the primary sponsors, and have never been the primary sponsors of any “employee benefit plans” (as defined in Section 3(3) of ERISA). Altura and its Subsidiaries have adopted employee benefit plans for the benefit of the employees, which employee benefit plans have been sponsored and maintained by their affiliates. Except for the employee benefit plans newly created no later than the Closing Date by the Company as required by Section 5.1(j), the Company will not assume any employee benefit plans as a result of the transactions contemplated by this Agreement.
(iii) With respect to each “employee benefit plan” (as defined in Section 3(3) of ERISA) which is, or at any time during the six (6) year period preceding the Closing Date was, sponsored or maintained by (or to which contributions are, were, or at any time during the six (6) year period preceding the Closing Date were required to have been made by) either (1) PNMR or (2) any other organization which is a member of a controlled group of organizations (within the meaning of Code sections 414(b), (c), (m) or (o)) of which PNMR is a member (collectively, the “PNMR Benefit Plans”), and which is subject to Title IV of ERISA, except as set forth on Schedule 4.1(k)(i): (i) no such plan or related trust has been terminated or partially terminated; (ii) no liability to the Pension Benefit Guaranty Corporation has been or is expected to be incurred; (iii) the PBGC has not instituted and, to PNMR’s Knowledge, is not expected to institute any termination proceedings; (iv) there has been no reportable event for which the 30-day reporting requirement has not been waived (within the meaning of ERISA section 4043); (v) there exists no condition or set of circumstances that presents a material risk of the termination by the PBGC; (vi) no accumulated funding deficiency (within the meaning of ERISA section 302 and Code section 412) whether or not waived, exists; and (vii) the current value of all vested accrued benefits did not, as of the last day of the most recently ended fiscal year of such plan, exceed the current value of assets allocable to such vested accrued benefits, and there has been no material change in the financial condition of such plan since the last day of the most recent plan year.
(iv) Each Benefit Plan has been administered in all material respects in accordance with its terms. The Transferring Parties and all the Benefit Plans are in compliance in all material respects with the applicable provisions of ERISA, the Code, and all applicable collective bargaining agreements. All material reports, returns and similar documents with respect to the Benefit Plans required to be filed by any of the Transferring Parties with any Governmental Body or distributed to any Benefit Plan participant have been filed or distributed in accordance with such requirements in all material respects. There are no proceedings pending or, to the Knowledge of PNMR, threatened against or involving any Benefit Plan and, to the Knowledge of PNMR, there are no investigations by any Governmental Body or other claims (except routine claims for benefits payable in the normal operation of the Benefit Plans) pending or threatened against or involving any Benefit Plan or asserting any rights to benefits under any Benefit Plan. Except as otherwise provided in the Employee Benefits Reimbursement Agreement entered (or to be entered) into between the Company and PNMR, from and after the Closing Date, none of Altura or its Subsidiaries will have any liability under any of the PNMR Benefit Plans.
(v) No employee or former employee of any of the Transferring Parties will become entitled to any bonus, retirement, severance, or similar benefit solely as a result of the transactions contemplated by this Agreement.
(vi) None of the employees of the Facility or Altura LP (the “Facility Employees”) are covered by any collective bargaining or union contracts. With respect to the business or operations of the Transferring Parties, except for such matters which would not reasonably be expected, individually or in the aggregate, to create a Material Adverse Effect, (1) the Transferring Parties are each in compliance with all Laws respecting labor and labor practices, employment and employment practices, terms and conditions of employment and wages and hours; (2) PNMR has no Knowledge of any threatened action against any of the Transferring Parties pending before the National Labor Relations Board; (3) no arbitration proceeding arising out of or under any collective bargaining agreements is pending against any of the Transferring Parties; (4) none of the Transferring Parties have experienced any work stoppage since the PSA Closing and, to PNMR’s Knowledge, none is currently threatened; and (5) PNMR has no Knowledge of any threatened action against any of the Transferring Parties and has not received notice of any unfair employment practice complaint pending against any of the Transferring Parties before any federal or state authority.

(l) Financial Statements. The unaudited consolidated balance sheet and statements of income and cash flows of Altura and its Subsidiaries at and as of December 31, 2006 (the “Balance Sheet Date”) that are attached as Schedule 4.1(l) hereto (the “Financial Statements”) have been prepared in accordance with GAAP applied on a consistent basis throughout the period indicated (except that the Financial Statements do not contain footnotes and other presentation items that may be required by GAAP and are subject to normal year-end adjustments). The Financial Statements are true and correct in all material respects and present fairly Altura’s and its Subsidiaries’ consolidated financial condition, operating results and cash flows as of the date and during the period indicated therein, subject to the lack of footnotes and other presentation items.
(m) Liabilities; Title to Assets.
(i) Liabilities. To PNMR’s Knowledge, neither Altura nor any Subsidiary of Altura has any material Liability, except for (a) Liabilities quantified on the face of the Financial Statements (rather than in any notes thereto) and not heretofore paid or discharged, (b) Liabilities that have arisen in the ordinary course of business of the ownership, operation and maintenance of the Facility or in the pursuit of the Proposed Expansion, (c) Liabilities that have been assumed under, or otherwise arising pursuant to any Material Contract and are apparent from the terms and conditions of such Material Contract, and (d) Liabilities that would not reasonably be expected to involve payment by Altura or any of its Subsidiaries of more than One Hundred Thousand Dollars ($100,000). PNMR has not received written notice of any claim against PNMR since the PSA Closing under the Fuel Agreement Guaranty, the J. Aron Guaranty, the PSA Guaranty or the PPA Guaranty.
(ii) Title to Assets. To PNMR’s Knowledge, each of Altura and its Subsidiaries has good and marketable title to all of the assets each respectively owns, free and clear of all Liens except, with respect to Altura LP, Permitted Liens, and except as set forth in Section 4.1(i).
(n) No Material Adverse Effect. Since the Balance Sheet Date, Altura and its Subsidiaries have operated in the ordinary course of business and, to PNMR’s Knowledge, there have been no events, series of events or events the lack of occurrence thereof which, singularly or in the aggregate, would reasonably be expected to have a Material Adverse Effect.
(o) Prudent Utility Practices. Since acquisition of the Facility on the PSA Closing, Altura LP has operated and maintained the Facility in accordance with Prudent Utility Practices.
(p) Investment Representations.
(i) PNMR is acquiring its Class A Units in the Company solely for its own account, for investment purposes only, and not with a view to, or for resale in connection with, any distribution of Class A Units in violation of applicable securities laws;

(ii) PNMR understands (A) that the offer, sale and issuance of Class A Units have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof, the availability of which depend in part upon the bona fide nature of PNMR’s investment intent and upon the accuracy of its representations made in this Section 4.1(p) and (B) that the Class A Units may not be sold or disposed of except pursuant to an effective registration statement under the Securities Act and any applicable state securities laws or an exemption therefrom, and that the Company has no obligation or intention to register any of the Class A Units thereunder;
(iii) PNMR is an “accredited investor” as defined in Rule 501(a) under the Securities Act; and
(iv) PNMR has such knowledge, skill and experience in business, financial and investment matters that it is capable of evaluating the merits and risks of an investment in Class A Units.
(q) Books and Records. The books, records, data and information maintained by Altura and its Subsidiaries, and for the period after the PSA Closing, the Facility, including, to the extent applicable, minute books, financial and accounting records, and general files, including invoices, supplier lists, plans, drawings, warranties, instruction manuals, engineering and consulting reports (the “Books and Records”), are complete and correct in all material respects and have been maintained in accordance with sound business practices.
(r) Insurance. All policies of fire, liability, workers’ compensation and all other forms of insurance owned or held by or on behalf of any of the Transferring Parties with respect to the Facility and the Facility Employees are in full force and effect, all premiums with respect thereto covering all periods up to and including the Closing Date have been paid or will be paid in the ordinary course of business (other than retroactive premiums which may be payable with respect to comprehensive general liability and workers’ compensation insurance policies), and no notice of cancellation or termination has been received by the Transferring Parties with respect to any such policy which was not replaced on substantially similar terms prior to the date of such cancellation. Since the PSA Closing, none of the Transferring Parties have been refused any insurance with respect to the Facility or the Facility Employees nor, to PNMR’s Knowledge, has coverage been limited by any insurance carrier to which any of the Transferring Parties have applied for any such insurance. For purposes of this Section 4.1(r), insurance quoted at commercially unreasonable premiums which any of the Transferring Parties chose not to purchase shall not be deemed a refusal by an insurance carrier.

(s) Environmental Matters.
(i) PNMR has provided or made available to ECJV true and correct copies of all material environmentally related audits, studies, reports, analyses and results of investigations that have been performed by or are in possession of any of the Transferring Parties with respect to the Facility.
(ii) Except as set forth on Schedule 4.1(s):
(1) No Order has been issued, no complaint has been served, no penalty has been assessed and, to PNMR’s Knowledge, no investigation or review is pending or threatened by any Governmental Body, with respect to any alleged failure by any of the Transferring Parties or the Facility since the PSA Closing to have any Permit required in connection with the ownership, operation or maintenance of the Facility or with respect to any treatment, storage, recycling, transportation, or Release of any Hazardous Materials, and PNMR has no Knowledge of any facts or circumstances which would reasonably be expected to form the basis for any such Order, complaint, penalty or investigation.
(2) To PNMR’s Knowledge, none of the Transferring Parties has Released or caused the Release of any Hazardous Materials at, on, under or over the real property owned by Altura LP (the “Owned Property”) in violation of Environmental Laws since the PSA Closing. There are no aboveground or, to PNMR’s Knowledge, underground storage tanks installed on the Owned Property.
(3) To PNMR’s Knowledge, none of the Transferring Parties has transported, or arranged for the transportation of, any Hazardous Materials from the Owned Property to any location which is the subject of any action or proceeding that could lead to claims against Altura or its Subsidiaries for clean-up costs, Remediation, damages to natural resources or personal injury claims based on violation of Environmental Laws, including, but not limited to, claims under CERCLA.
(4) No notification of a Release of any Hazardous Materials has been filed by or on behalf of any of the Transferring Parties relating to the Facility. No Owned Property is listed on, or to PNMR’s knowledge, proposed for listing on the National Priorities List promulgated pursuant to CERCLA or on any similar state list of sites requiring Remediation, investigation or clean-up.
(t) Disclosure. In performing due diligence with respect to the contribution, ECJV has requested categories of documents, reports and other written information from PNMR pertaining to the Transferring Parties and the Facility and, in response to such request, has been furnished or provided access to documents, reports and other written information (the “Furnished Information”), each of which is a true and correct copy of such document, report or other written information in any Transferring Party’s possession. To PNMR’s Knowledge, the Furnished Information (i) constitutes all of the documents, reports and other written information in any of the Transferring Parties’

possession which are responsive to ECJV’s request; (ii) to the extent prepared by any Transferring Party is true and correct in all material respects in light of the circumstances under which it was prepared; (iii) to the extent prepared by one or more third parties, does not contain a material misstatement or omission in light of the circumstances under which it would reasonably be expected to have been so prepared; and (iv) does not omit any documents, reports or other written information in any Transferring Party’s possession which PNMR currently would consider material were PNMR itself performing due diligence pertaining to an acquisition of the Facility from the Transferring Parties or an acquisition of Altura and its subsidiaries from PNMR. By making the representation in this section, PNMR is not assuming any responsibility or liability for any failure to disclose material risks regarding the operations or business of the Transferring Parties or Facility that would be or should be known by a sophisticated buyer of, or investor in, power generation facilities, or companies that own and operate power generation facilities, in the ERCOT market.
Section 4.2 Representations and Warranties of ECJV. ECJV hereby represents and warrants to the Company as follows:
(a) Organization and Good Standing. ECJV is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Washington.
(b) Authority. The execution, delivery and performance of this Agreement by ECJV have been duly authorized by all necessary limited liability company or other action on the part of ECJV, and ECJV has all necessary power and authority to execute, deliver and perform this Agreement.
(c) Binding Effect. This Agreement has been duly executed and delivered by ECJV and constitutes the valid, binding and legal obligation of ECJV, enforceable in accordance with its terms.
(d) No Default. Neither the execution and delivery of this Agreement by ECJV, nor the performance of ECJV’s obligations hereunder does or will: (i) violate or result in any breach of any provision of ECJV’s certificate of formation or operating agreement; (ii) violate, breach or otherwise constitute or give rise to a default under any material contract, commitment or other obligation of ECJV or by which its assets are bound; (iii) subject to obtaining necessary regulatory approval set forth in Schedule 4.2(d), violate or conflict with any Law or Order of any Governmental Body having jurisdiction over ECJV; or (iv) require any Consent, Order or Permit of any Governmental Body, other than as set forth on Schedule 4.2(d).
(e) Litigation. Except as set forth on Schedule 4.2(e), there is no litigation, action, suit, arbitration, mediation, hearing or governmental investigation pending, or to ECJV’s knowledge, threatened by or against ECJV, which, individually or in the aggregate would have a material adverse effect on (i) the transactions contemplated by this Agreement or (ii) ECJV’s performance of its obligations hereunder.

(f) Investment Representations.
(i) ECJV is acquiring its Class B Units in the Company solely for its own account, for investment purposes only, and not with a view to, or for resale in connection with, any distribution of Class B Units in violation of applicable securities laws;
(ii) ECJV understands (A) that the offer, sale and issuance of Class B Units have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof, the availability of which depend in part upon the bona fide nature of ECJV’s investment intent and upon the accuracy of its representations made in this Section 4.2(f) and (B) that the Class B Units may not be sold or disposed of except pursuant to an effective registration statement under the Securities Act and any applicable state securities laws or an exemption therefrom, and that the Company has no obligation or intention to register any of the Class B Units thereunder;
(iii) ECJV is an “accredited investor” as defined in Rule 501(a) under the Securities Act;
(iv) ECJV has such knowledge, skill and experience in business, financial and investment matters that it is capable of evaluating the merits and risks of an investment in Class B Units; and
(v) ECJV has been furnished with or provided access to information regarding the business and financial condition of Altura and its Subsidiaries and the Facility. Without limiting the representations and warranties of PNMR set forth in Section 4.1, ECJV acknowledges and agrees that PNMR has permitted ECJV to conduct to its satisfaction such investigation and examination as it has deemed necessary and appropriate in order to enter into this Agreement and acquire the Class B Units.
Section 4.3 No Other Representations. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS ARTICLE 4, THE FACILITY AND RELATED ASSETS OF ALTURA LP ARE “AS IS, WHERE IS,” AND PNMR EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, INCLUDING ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY ASSETS.

ARTICLE 5
CONDITIONS PRECEDENT
Section 5.1 Conditions to ECJV’s Obligation to Make ECJV Cash Contribution. The obligation of ECJV to make the ECJV Cash Contribution is subject to the fulfillment prior to or on the Closing Date of each of the following conditions, any of which may be waived by ECJV in its sole discretion:
(a) Representations and Warranties. All representations and warranties of PNMR contained in this Agreement shall be true and correct as of the Closing Date.
(b) Performance of Agreements. PNMR shall have performed and complied with all agreements and covenants in this Agreement required to be performed or complied with by it on or prior to the Closing Date, including the delivery of the documents referred to in Section 7.1.
(c) HSR Act. Any applicable waiting periods under the HSR Act shall have expired or been terminated.
(d) No Injunction. No preliminary or permanent injunction or other Order by any federal, state or local court which prevents the consummation of the ECJV Cash Contribution contemplated by this Agreement shall have been issued and remain in effect, and no action to obtain any such injunction or Order shall have been filed and remain pending.
(e) PNMR Contribution. PNMR shall have made the PNMR Contribution simultaneously with the PNMR Issuance.
(f) EWG Status. Altura or Altura LP shall have made such filing or certification as shall be necessary for the Facility to be an “eligible facility” owned and operated by an “exempt wholesale generator” within the meaning of the Public Utility Holding Company Act of 2005, as amended, and the regulations promulgated thereunder.
(g) Reimbursement Agreement. The Company shall have entered into the Reimbursement Agreement with Cascade and ECJV to reimburse Cascade and ECJV for any payments made under the Credit Facility Guaranty.
(h) Credit Facility. The Company shall have established the Credit Facility (which shall be supported by the Credit Facility Guaranty), and revolving credit facility amounts shall be available for drawing and letters of credit shall be available for issuance under the Credit Facility.
(i) Consents and Approvals. PNMR or the Company shall have obtained the Consents to the PNMR Contribution set forth on Schedule 4.1(d).
(j) Employee Benefit Plans. The Company shall have developed and adopted, effective no later than the Closing Date, employee benefit plans for the benefit of employees of the Company and any other entity which, with the Company’s consent, adopts the plans, and which, after the PNMR Contribution, would be appropriate to the Company’s business needs and are separate from any of the PNMR Benefits Plans.

Section 5.2 Conditions to ECJV Issuance. The obligation of the Company under this Agreement to make the ECJV Issuance is subject to the fulfillment prior to or on the Closing Date of each of the following conditions, any of which may be waived by PNMR in its sole discretion:
(a) Representations and Warranties. All representations and warranties of ECJV contained in this Agreement shall be true and correct as of the Closing Date.
(b) Performance of Agreements. ECJV shall have performed and complied with all agreements and covenants in this Agreement required to be performed or complied with by ECJV on or prior to the Closing Date.
(c) Consents and Approvals. The Company and PNMR shall have received any Consents to the ECJV Issuance set forth on Schedule 4.1(d).
(d) HSR Act. Any applicable waiting periods under the HSR Act shall have expired or been terminated.
(e) No Injunction. No preliminary or permanent injunction or other Order by any federal, state or local court which prevents the ECJV Issuance contemplated by this Agreement shall have been issued and remain in effect, and no action to obtain any such injunction or Order shall have been filed and remain pending.
(f) Contribution of ECJV Cash Contribution. ECJV shall have made the ECJV Cash Contribution to the Company simultaneously with the ECJV Issuance.
(g) Credit Facility. The Credit Facility shall have been established and under such Credit Facility revolving credit facility amounts shall be available for drawing and letters of credit shall be available for issuance.
Section 5.3 Conditions to PNMR Contribution. The obligation of PNMR to make the PNMR Contribution is subject to the fulfillment prior to or on the Closing Date of each of the following conditions, any of which may be waived by PNMR in its sole discretion:
(a) Representations and Warranties. All representations and warranties of ECJV contained in this Agreement shall be true and correct as of the Closing Date.
(b) Performance of Agreements. ECJV shall have performed and complied with all agreements and covenants in this Agreement required to be performed or complied with by it prior to such Closing Date, including delivery of the documents referred to in Section 7.2.

(c) Consents and Approvals. PNMR and its Subsidiaries (including Altura) shall have received any Consents to such PNMR Contribution set forth on Schedule 4.1(d).
(d) No Injunction. No preliminary or permanent injunction or other Order by any federal, state or local court which prevents the consummation of the PNMR Contribution shall have been issued and remain in effect, and no action to obtain any such injunction or Order shall have been filed and remain pending.
(e) HSR Act. Any applicable waiting periods under the HSR Act shall have expired or been terminated.
(f) Employee Benefit Plans. The Company shall have developed and adopted, effective no later than the Closing Date, employee benefit plans for the benefit of employees of the Company and any other entity which, with the Company’s consent, adopts the plans and which, after the PNMR Contribution, would be appropriate to the Company’s business needs and are separate from any of the PNMR Benefits Plans.
(g) Credit Facility. The Company shall have established the Credit Facility (which shall be supported by the Credit Facility Guaranty), and revolving credit facility amounts shall be available for drawing and letters of credit shall be available for issuance under the Credit Facility.
(h) Replacement of Guarantees. The J. Aron Guaranty and the PPA Guaranty shall have each been terminated and the security or performance assurance provided by such guaranties shall have been replaced with letters of credit from the Credit Facility or shall have been replaced by other substitute credit arrangements as may be acceptable to PNMR and ECJV in their sole discretion. The Fuel Agreement Guaranty shall have been terminated and replaced with a guaranty from the Company. The PSA Guaranty shall have been terminated and replaced with a guaranty from the Company, or alternatively, a contribution and indemnity agreement shall have been entered into between PNMR and ECJV substantially in the form of Schedule 5.3 (h) attached hereto to obligate ECJV to contribute to and pay PNMR 50% of any and all amounts or claims due and payable or paid by PNMR under the PSA Guaranty.
(i) Contribution of ECJV Cash Contribution. ECJV shall have contributed to the Company the ECJV Cash Contribution.
Section 5.4 Conditions to PNMR Issuance. The obligation of the Company under this Agreement to make the PNMR Issuance is subject to the fulfillment prior to or on the Closing Date of each of the following conditions, any of which may be waived by ECJV in its sole discretion:
(a) Representations and Warranties. All representations and warranties of PNMR contained in this Agreement shall be true and correct in all material respects as of the Closing Date.

(b) Performance of Agreements. PNMR shall have performed and complied with all agreements and covenants in this Agreement required to be performed or complied with by it on or prior to the Closing Date.
(c) Consents and Approvals. The Company shall have received any Consents to such PNMR Issuance set forth on Schedule 4.1(d).
(d) No Injunction. No preliminary or permanent injunction or other Order by any federal, state or local court which prevents the consummation of the PNMR Contribution shall have been issued and remain in effect, and no action to obtain any such injunction or Order shall have been filed and remain pending.
(e) HSR Act. Any applicable waiting periods under the HSR Act shall have expired or been terminated.
(f) Employee Benefit Plans. The Company shall have developed and adopted, effective no later than the Closing Date, employee benefit plans for the benefit of employees of the Company and any other entity which, with the Company’s consent, adopts the plans and which, after the PNMR Contribution, would be appropriate to the Company’s business needs and are separate from any of the PNMR Benefits Plans.
(g) Contribution of Altura. PNMR shall have made the PNMR Contribution to the Company simultaneously with the PNMR Issuance.
ARTICLE 6
COVENANTS AND ADDITIONAL AGREEMENTS
Section 6.1 Payment of Taxes. (a) Any federal, state or city corporate income or franchise/income taxes owed for any period of the taxing jurisdiction for which such taxes were imposed (a “Tax Period”) ending on or prior to the Closing Date and the portion of any Tax Period through the Closing Date for any Tax Period that includes (but does not end on) the Closing Date (together, the “Pre-Closing Tax Period”) with respect to Altura or its Subsidiaries or the Facility shall be paid by PNMR. Any federal, state or city corporate income or franchise/income taxes owed for any period commencing after the Closing Date and the portion of any Tax Period after the Closing Date for any Tax Period that includes (but does not end on) the Closing Date (with respect to the Altura or its Subsidiaries or the Facility) shall be paid by Altura or its Subsidiaries.
(b) Any sale or transfer taxes arising out of or caused by the transfer under this Agreement shall be paid by the Company.
Section 6.2 Periodic Taxes and Expenses. To the extent not addressed by the adjustments to the Initial Closing Working Capital pursuant to this Agreement, real and personal property taxes, ad valorem taxes, franchise fees or taxes, sales, gross receipts and compensating taxes, insurance costs and prepaid items (that are imposed or incurred on a periodic basis (as opposed to a net income basis)) (collectively, “Periodic Taxes and Expenses”) shall be prorated for any Tax Period or billing period that includes but does not end on the Closing Date

(such period of time being hereinafter called “Proration Periods”). Periodic Taxes and Expenses attributable to Proration Periods shall be prorated between PNMR and the Company based on the relative period Altura is owned by PNMR and by the Company during the Tax Period or during the billing period for which such expenses were incurred. After the Closing Date, PNMR or the Company shall promptly forward when available an invoice to the other party for its reimbursable pro rata share, if any, of any Periodic Taxes and Expenses to be paid within 30 days of receipt.
Section 6.3 Further Assurances. Each of the parties hereto will, from time to time and at all times hereafter, upon every reasonable request to do so by the other party hereto, make, do, execute and deliver, or cause to be made, done, executed and delivered, all such further acts, deeds, assurances and things as may be legally required or reasonably necessary in order to further implement and carry out the intent and purposes of this Agreement (including the filing with respect to, the application for and the obtaining of all federal, state and local regulatory actions and/or approvals and all such third party consents).
Section 6.4 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place simultaneously at the offices of the Company on the Closing Date or at such other location, date and time as shall be agreed by the parties.
Section 6.5 Allocations Under Code Section 704(c). In connection with the PNMR Contribution, the Company shall use the remedial method under Treasury Regulations section 1.704-3(d) for making allocations under Code section 704(c) (and, if applicable, similar provisions of state and local law). This election shall be deemed approved by the Board of the Company as provided in Section 5.6(b) of the Operating Agreement.]
ARTICLE 7
DELIVERY OF DOCUMENTS
Section 7.1 Delivery of Documents by PNMR. Provided that the conditions precedent set forth in Section 5.3 have been satisfied or waived, at the Closing PNMR shall execute and deliver to ECJV and the Company, the following documents:
(a) a certificate of an officer of PNMR, dated the Closing Date, certifying that (i) all representations and warranties of PNMR contained in this Agreement are true and correct as of the Closing Date, and (ii) PNMR has performed and complied with all agreements and covenants in this Agreement required to be performed or complied with by PNMR on or prior to the Closing Date;
(b) on the Closing Date, a Membership Interest assignment of all right, title and interest of PNMR in Altura in the form attached hereto as Schedule 7.1(b) or other conveyance instruments and assignments necessary to convey to the Company all right, title and interest of PNMR in and to Altura;
(c) on the Closing Date, an amendment to the Altura Operating Agreement to reflect the transfer of the membership interest in Altura from PNMR to the Company; and

(d) such other documents as may reasonably be requested by the Company or ECJV to legally effectuate the contemplated transfer of Altura and its Subsidiaries on the Closing Date and to demonstrate satisfaction of the closing conditions set forth in Article 5.
Section 7.2 Delivery of Documents by ECJV. Provided that the conditions precedent set forth in Section 5.1 have been satisfied or waived, at the Closing, ECJV shall execute and deliver to PNMR and the Company, a certificate of an officer or manager of ECJV dated the Closing Date, certifying that (i) all representations and warranties of ECJV contained in this Agreement are true and correct as of the Closing Date, and (ii) ECJV has performed and complied with all agreements and covenants required to be performed or complied with by it on or prior to the Closing Date.
ARTICLE 8
INDEMNIFICATION
Section 8.1 Nature and Survival of Representations and Warranties; Indemnification. All representations and warranties in this Agreement shall survive the Closing Date for a period of one (1) year after the Closing Date, except that (i) the representations and warranties in Section 4.1(g) shall survive until six (6) months following the expiration of the statute of limitations applicable to the Taxes that are the subject of the respective representations and warranties in Section 4.1(g); and (ii) the representations and warranties in Sections 4.1(a), (b), (c), (d), and (i) and in Sections 4.2 (a), (b), (c) and (d) shall survive for a period of six (6) years from and after the Closing Date. No party hereto shall be entitled to bring suit against any other party pursuant to Section 8.2, or Section 8.3, unless such party has given notice of claim for indemnification prior to the expiration of such period, and any claim filed prior to the expiration of such period shall extend the survival of the applicable representations and warranties until resolution of such claim.
Section 8.2 Indemnification by PNMR. Subject to the limitations set forth in Section 8.5, PNMR hereby indemnifies and agrees to defend and hold harmless the Company from and against any and all claims, costs, expenses (including attorneys’ fees and court costs), judgments, actions, suits, proceedings, penalties, fines, damages, losses and liabilities of any kind or nature (collectively, “Losses”) incurred by it resulting from or arising out of: (i) any breach of any representation or warranty made by PNMR in this Agreement; and (ii) any breach of any covenant or agreement of PNMR contained in this Agreement.
Section 8.3 Indemnification by ECJV. ECJV hereby indemnifies and agrees to defend and hold harmless the Company from and against any and all Losses incurred by it resulting from or arising out of: (i) any breach of any representation or warranty made by ECJV in this Agreement; and (ii) any breach of any covenant or agreement of ECJV contained in this Agreement.
Section 8.4 Indemnification Procedures.

(a) A party making a claim for indemnification under this Article 8 shall be, for the purposes of this Agreement, referred to as an “Indemnified Party” and a party against whom such claims are asserted under this Article 8 shall be, for the purposes of this Agreement, referred to as an “Indemnifying Party”. All claims by any Indemnified Party under this Article 8 shall be asserted and resolved as follows:
(b) In the event that (i) any action, application, suit, demand, claim or legal, administrative, arbitration or other alternative dispute resolution proceeding, hearing or investigation (each, a “Proceeding”) is asserted or instituted by any Person other than the parties or their affiliates which could give rise to Losses for which an Indemnifying Party could be liable to an Indemnified Party under this Agreement (such Proceeding, a “Third Party Claim”) or (ii) any Indemnified Party under this Agreement shall have a claim to be indemnified by any Indemnifying Party under this Agreement which does not involve a Third Party Claim (such claim, a “Direct Claim” and, together with Third Party Claims, “Claims”), the Indemnified Party shall, promptly after it becomes aware of a Third Party Claim, or facts supporting a Direct Claim, send to the Indemnifying Party a written notice specifying the nature of such Proceeding and the amount or estimated amount thereof (which amount or estimated amount shall not be conclusive of the final amount, if any, of such Proceeding) (a “Claim Notice”), together with copies of all notices and documents (including court papers) served on or received by the Indemnified Party in the case of a Third Party Claim, provided that a delay in notifying the Indemnifying Party shall not relieve the Indemnifying Party of its obligations under this Article 8 except to the extent that (and only to the extent that) the Indemnifying Party shall have been prejudiced by such failure to give such notice, in which case the Indemnifying Party shall be relieved of its obligations under this Article 8 to the extent of such prejudice.
(c) In the event of a Third Party Claim, the Indemnifying Party shall have the right to defend the Indemnified Party against such Third Party Claim and be entitled to appoint counsel of the Indemnifying Party’s choice at the expense of the Indemnifying Party to represent the Indemnified Party in connection with such Proceeding (in which case the Indemnifying Party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by any Indemnified Party or any other costs or expenses with respect to the defense of a Third Party Claim except as set forth below); provided that such counsel is reasonably acceptable to the Indemnified Party. Notwithstanding an Indemnifying Party’s election to defend such Third Party Claim and appoint counsel to represent an Indemnified Party in connection with a Third Party Claim, an Indemnified Party shall have the right to engage separate counsel, but the Indemnifying Party shall bear the reasonable fees, costs and expenses of such separate counsel only if (i) the use of counsel selected by the Indemnifying Party to represent the Indemnified Party would present such counsel with a conflict of interest or (ii) the Indemnifying Party shall not have engaged counsel to represent the Indemnified Party within a reasonable time after notice of the institution of such Third Party Claim. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate with the Indemnifying Party and its counsel in defending and contesting any Proceeding which the Indemnifying Party defends, or, if appropriate and related to the Proceeding in question, in making any counterclaim against the Person asserting the Third Party Claim, or any cross-complaint against any Person. No Third Party Claim may be settled or compromised (i) by the Indemnified Party without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed) or (ii) by the Indemnifying Party without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed), unless, in the case of this clause (ii), the sole relief provided is monetary damages that are paid in full by the Indemnifying Party (if such claim by the Indemnified Party for indemnification is successful).

(d) In the event of a Direct Claim, the Indemnifying Party shall notify the Indemnified Party within thirty (30) days of receipt of a Claim Notice whether the Indemnifying Party disputes such Claim. From and after the delivery of a Claim Notice under this Agreement, at the reasonable request of the Indemnifying Party, each Indemnified Party shall grant the Indemnifying Party and its representatives reasonable access to the books, records, employees, representatives and properties of such Indemnified Party to the extent reasonably related to the matters to which the Claim Notice relates. All such access shall be granted during normal business hours and shall be granted under conditions which will not unreasonably interfere with the business and operations of such Indemnified Party. The Indemnifying Party will not, and shall use commercially reasonable efforts to cause its representatives not to, use (except in connection with such Claim Notice) or disclose to any third person other than the Indemnifying Party’s representatives (except as may be required by applicable Law) any information obtained pursuant to this Section 8.4(d) which is designated as confidential by an Indemnified Party.
Section 8.5 Exclusive Remedy; Limitations.
(a) The rights and remedies under this Article 8 are exclusive and in lieu of any and all other rights and remedies which the parties may have under this Agreement or otherwise for monetary relief or damages, with respect to or arising out of any breach of any representation, warranty or covenant set forth in this Agreement.
(b) Notwithstanding anything to the contrary in this Agreement, no party (including an Indemnified Party) shall be entitled to recover from any other party (including an Indemnifying Party) for any Losses under or arising in connection with this Agreement any amount in excess of the actual compensatory damages, court costs and reasonable attorney’s fees suffered by such party. The parties waive any right to recover from any other party punitive, incidental, special, exemplary and consequential damages arising in connection with or with respect to this Agreement, whether based on contract, tort, strict liability, or otherwise.
(c) Notwithstanding anything to the contrary in this Agreement, whether any claim for indemnification relates to any breach of representation or warranty, covenant, agreement or obligation in this Agreement or is based on contract, tort, strict liability, or otherwise, (i) PNMR shall not be obligated to indemnify under this Agreement unless and until the aggregate amount of Losses equals or exceeds $2.5 million (the “Threshold”), whereupon it shall be liable for Losses above the Threshold, subject to the limitation in (ii) below, and (ii) the indemnification obligations of PNMR with respect to this Agreement shall not exceed $60 million individually or in the aggregate (the “Cap”); provided, however, the Threshold and the Cap shall not apply to any Losses resulting from any breach by PNMR of the representations or warranties in Sections 4.1(a), (b), (c), (d), (g), or (i).

ARTICLE 9
MISCELLANEOUS PROVISIONS
Section 9.1 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York as to all matters regardless of its conflict of laws principles.
Section 9.2 Notices. All notices, Consents, requests and other communications hereunder (“Notices”) shall be in writing and shall be sent by hand delivery, by certified or registered mail (return-receipt requested) or by a recognized national overnight courier service to the addresses set forth below. Notices delivered pursuant to this Section shall be deemed given: (i) at the time delivered, if personally delivered; (ii) on the third (3rd) business day (which means a day when the United States Postal Service, or its legal successor (the “Postal Service”) is making regular deliveries of mail after being deposited, postage pre-paid, certified or registered mail, return receipt requested, with the Postal Service, if mailed; and (iii) one (1) business day after timely delivery to the courier, if by overnight courier service. Any party may change the address to which notice is to be sent by written notice to the other party hereto in accordance with this Section 9.2.

If to PNMR:	PNM Resources, Inc. Alvarado Square MS 2822 Albuquerque, NM 87158 Attention: Patrick Ortiz, General Counsel Facsimile: (505) 241-2368

With a copy to:	Troutman Sanders LLP 600 Peachtree Street NE Suite 5200 Atlanta, Georgia 30308-2216 Attention: Terry C. Bridges, Esq. Facsimile: 404-962-6731

If to ECJV	at the address or fax number provided in writing by ECJV to PNMR

With a copy to:	Thelen Reid Brown Raysman & Steiner LLP 875 Third Avenue New York, New York 10022 Attention: John T. Hood Facsimile: (212) 603-2001

If to the Company:	P.O. Box 1598 Ft. Worth, Texas 76101 Attention: Manager or Members Facsimile: (817) 762-7333

Section 9.3 Amendment and Waiver. No change or amendment will be made to this Agreement except by an instrument in writing signed on behalf of each of the parties hereto. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party hereto, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party hereto to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by Law.
Section 9.4 Construction. The parties hereto have jointly participated in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties hereto and no presumption or burden of proof will arise favoring or disfavoring any party hereto because of the authorship of any provision of this Agreement. Any reference to any federal, state, local or foreign law will also be deemed to refer to such law as amended and all rules and regulations promulgated thereunder, unless the context otherwise requires. The words “including,” “includes” and “include” shall be deemed to be followed by “without limitation.” Pronouns in masculine, feminine and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Agreement,” herein, “hereof,” “hereby,” “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. Time shall be of the essence in this Agreement. The parties hereto intend that each representation, warranty and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has breached, will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty or covenant.
Section 9.5 Headings. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of the Agreement or any provision hereof.

Section 9.6 Definition of Knowledge. Any reference in this Agreement to PNMR’s “Knowledge” of a matter, or any similar expression relating to the knowledge or awareness of PNMR, shall mean the actual knowledge of any of the individuals set forth on Schedule 9.6 hereto of such matter, to the extent that such matter is within the area of responsibility or the regular duties of employment of such individual.
Section 9.7 Invalidity. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and the Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted. If any particular provision is construed to be in conflict with the provisions of the Act, the provisions of this Agreement shall control to the fullest extent permitted by Law.
Section 9.8 Costs and Expenses. Except as may otherwise be provided in the Operating Agreement, each party shall bear its own expenses in connection with the transactions contemplated under this Agreement.
Section 9.9 Multiple Counterparts, Electronic Transmission. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of this Agreement may be made by exchange of copies of the signature page by facsimile transmission or in Adobe Acrobat Portable Document Format (“pdf”).
Section 9.10 Consent to Jurisdiction; Service of Process. Each party hereby (i) consents to the personal jurisdiction of the Courts of New York for the purposes of any legal proceedings arising out of this Agreement, and (ii) irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the venue of any such proceeding which is brought in such a court. The parties hereto further agree that in any such action or proceeding, service of process against a party may be made in accordance with the notice requirements of Section 9.2 of this Agreement.
Section 9.11 Parties in Interest. All representations, warranties, covenants and agreements contained in this Agreement by or on behalf of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of such parties whether so expressed or not. Nothing in this Agreement shall create or be deemed to create any third-party beneficiary rights in any Person not a party to this Agreement.
Section 9.12 Entire Agreement. This Agreement together with the certificates, documents, instruments and writings that are delivered pursuant hereto, constitute the entire agreement and understanding of the parties hereto in respect of its subject matters and supersedes all prior understandings, agreements, or representations by or among such parties, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby.

Section 9.13 Public Announcements. Each of PNMR and ECJV agrees to consult with the other before issuing any press release or otherwise making any public statement with respect to the transactions contemplated hereby; and neither PNMR nor ECJV will issue any press release or make any such public statement with respect to such transactions without the Consent of the other, except as may be required or advisable under any Law (including any disclosure required in public filings to be made by PNMR) or under the requirements of any securities exchange.
[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the parties have caused their duly authorized representatives to execute this Agreement as of the day and year first above written.

“PNMR” PNM RESOURCES, INC.
By:	/s/ Jeffry E. Sterba
	Name:	Jeffry E. Sterba
	Title:	Chairman, President and Chief Executive Officer

“ECJV” ECJV HOLDINGS, LLC
By:	/s/ Michael Larson
	Name:	Michael Larson
	Title:	Manager

The “Company” ENERGYCO, LLC
By:	/s/ Cindy E. McGill
	Name:	Cindy E. McGill
	Title:	Authorized Signatory

By:	/s/ Robert Thomas
	Name:	Robert Thomas
	Title:	Authorized Signatory

LIST OF SCHEDULES

1.	Schedule 2.3(a)(iv)	Net Working Capital
2.	Schedule 4.1(d)	Regulatory Approvals
3.	Schedule 4.1(e)(i)	Litigation Affecting PNMR
4.	Schedule 4.1 (e)(ii)	Litigation Affecting Altura or its Subsidiaries
5.	Schedule 4.1(f)(i)	Compliance with Laws
6.	Schedule 4.1(f)(ii)	Material Permits
7.	Schedule 4.1(g)	Taxes
8.	Schedule 4.1(h)	Material Assets
9.	Schedule 4.1(j)(i)	Material Contracts
10.	Schedule 4.1(j)(ii)	Consents
11.	Schedule 4.1(k)(i)	Benefit Plans
12.	Schedule 4.1(l)	Financial Statements
13.	Schedule 4.1(m)	Existing Liens
14.	Schedule 4.1(s)	Environmental Matters
15.	Schedule 4.2(d)	Regulatory Approvals
16.	Schedule 4.2(e)	Litigation
17.	Schedule 5.3(h)	Contribution and Indemnity Agreement
18.	Schedule 7.1(b)	Transfer and Assignment of Membership Interest
19.	Schedule 9.6	Persons with Knowledge of Certain Matters
In accordance with Item 601(b)(2) of Regulation S-K, PNM Resources agrees to furnish supplementally a copy of any schedule to the Securities and Exchange Commission upon request.